UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-33161

North American Construction Group Ltd.
(Translation of registrant's name into English)

North American Energy Partners Inc.
(Former Name)

27287- 100 Avenue
Acheson, Alberta T7X 6H8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Documents Included as Part of this Report

Exhibit No.	Description

99.1	North American Construction Group Ltd. First Quarter Results Conference Call and Webcast Notification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

North American Construction Group Ltd.

Date: April 17, 2023	By:	/s/ Martin Ferron
	Name:	Martin Ferron
	Title:	Chairman and Chief Executive Officer